UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension of Certain Lock-Up Agreements

As previously disclosed, certain shareholders and directors and/or officers of Swvl Holdings Corp (“the Company”), including its principal shareholders and key executives and Queen’s Gambit Holdings LLC (collectively, the “Lock-Up Holders”) are subject to lock-up restrictions pursuant to certain lock-up agreements (the “Lock-Up Agreements”) that were entered into concurrently with the execution and delivery of the Business Combination Agreement, dated as of July 28, 2021 (the “Original Execution Date”), by and among the Company, Swvl Inc., Queen’s Gambit Growth Capital, Pivotal Merger Sub Company I and Pivotal Merger Sub Company II Limited (the “Business Combination Agreement”). Under the Lock-Up Agreements, subject to the exceptions therein, the Lock-Up Holders agreed not to (a) transfer, assign or sell any Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Class A Ordinary Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise (collectively, “Transfer”), in each case until the earlier of (i) either six months or one year (depending on the applicable Lock-Up Holder’s beneficial ownership of Class A Ordinary Shares) after March 31, 2022, which is the date on which transactions contemplated by the Business Combination Agreement were consummated (this subclause (i), the “Time Based Release”), (ii) the first date on which the last sale price of Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period commencing at least 150 days after March 31, 2022 (this subclause (ii), the “Trading Price Based Release”) and (iii) a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property (such agreements, the “Lock-Up”). The form of Lock-Up Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On July 10, 2022, the Company and certain Lock-Up Holders subsequently entered into extensions to their respective Lock-Up Agreements (the “Lock-Up Extensions”) pursuant to which such Lock-Up Holders agreed (i) to extend the relevant time period in the Time Based Release from six months to one year, or from one year to eighteen months, as applicable (depending on the applicable Lock-Up Holder’s beneficial ownership of Class A Ordinary Shares), in each case after March 31, 2022 and (ii) to postpone the start of the measurement period in the Trading Price Based Release from at least 150 days to at least 330 days after March 31, 2022. Additionally, pursuant to the Lock-Up Extensions, notwithstanding the Lock-Up, the Company and certain Lock-Up Holders agreed to permit the Transfers of Class A Ordinary Shares by such Lock-Up Holders to any equity holder of the respective Lock-Up Holder to the extent necessary for such equity holder, or any affiliates of such equity holder, to meet any reasonably anticipated capital calls, obligations, commitments or liabilities entered into before the date of the Lock-Up Extension as determined by the respective Lock-Up Holder; provided, however, that such Transfers will not be permitted on a date prior to which a Transfer would have been permitted pursuant to the Time Based Release or the Trading Price Based Release of the Lock-Up Agreements as in effect on the Original Execution Date. The form of Lock-Up Extension is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Collectively, the Lock-Up Holders that agreed to enter into the Lock-Up Extensions own 100,414,134 Class A Ordinary Shares, which represents approximately 84% of the total number of Class A Ordinary Shares outstanding as of the date of this Report of Foreign Private Issuer on Form 6-K.

Announcement of Acquisition of Urbvan

On July 11, 2022, the Company issued a press release announcing its acquisition of Urbvan Mobility Ltd. (“Urbvan”). A copy of the press release is attached hereto as Exhibit 99.3. The acquisition will be funded with warrants to acquire an aggregate of up to 12,156,508 Class A Ordinary Shares (assuming maximum performance of the earn-out) at a de minimis exercise price, except a small number of Urbvan investors that do not qualify as “accredited investors” will receive cash consideration equal to 125,121 Class A Ordinary Shares.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of Lock-Up Agreement, incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-41339) filed with the U.S. Securities and Exchange Commission on March 31, 2022.

99.2	Form of Lock-Up Extension.

99.3	Swvl Expands into Mexico with Acquisition of Mass Transit Tech Platform Urbvan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: July 11, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer